Filed by National City Corporation
pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Fidelity Bankshares, Inc.
Commission File Number: 000-29040
Acquisition of Fidelity Bankshares, Inc. Investor Presentation July 27, 2006

Regulation MA Disclosure This investor presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between National City Corporation and Fidelity Bankshares, Inc., including future financial and operating results, the resulting company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of National City Corporation's and Fidelity Bankshares, Inc.'s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Fidelity Bankshares, Inc.'s stockholders to approve the merger; the risk that the business will not be integrated successfully; the risk that the cost of savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause National City Corporation's and Fidelity Bankshares, Inc.'s results to differ materially from those described in the forward-looking statements can be found in the 2005 Annual Report on Forms 10-K of National City Corporation and the 2005 Annual Report on Form 10-K of Fidelity Bankshares, Inc., and in the Quarterly Reports on Form 10-Q of National City Corporation and Fidelity Bankshares, Inc., filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov) and the companies' respective internet sites at www.NationalCity.com and www.fidelityfederal.com. Stockholders are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about National City Corporation and Fidelity Bankshares, Inc., without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov) and the companies' respective internet sites at www.NationalCity.com and www.fidelityfederal.com. Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation at 1900 East 9th Street, Locator 2229, Cleveland, OH 44114 Attention: Investor Relations, 1-800-622-4204, or to Fidelity Bankshares, Inc. at 205 Datura Street, West Palm Beach, FL 33401, 1-561-803-9980. The respective directors and executive officers of National City Corporation and Fidelity Bankshares, Inc. and other persons may be deemed to be participants in the solicitations of proxies in respect of the proposed acquisition. Information regarding National City Corporation's directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by National City Corporation on March 8, 2006, and information regarding Fidelity Bankshares, Inc.'s directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Fidelity Bankshares, Inc. on March 24, 2006. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

Fidelity Bankshares, Inc. (Nasdaq: FFFL) Based in Palm Beach County $4.2 billion assets 52 branches Strategic fit with Harbor Florida

Fidelity is a Well-Run Franchise Net Loans Assets Deposits Net Income East 0.174 0.161 0.188 0.304 Twelve months ended 3/31/06 Fidelity Peer Median (1) Return on Ave. Assets 0.8% 0.7% Return on Ave. Equity 11.9% 10.3% Net Interest Margin 3.7% 3.6% Efficiency Ratio 65.1% 60.3% Peers include Florida-based banking institutions of similar size to Fidelity

Strong Market Position Palm Beach County Palm Beach County Palm Beach County Palm Beach County Palm Beach County Rank Institution Branch Count (1) Branch Share (1) Deposit Share (2) 1 Wachovia (3) 107 22.2% 27.2% 2 Bank of America 70 14.5% 18.3% 3 Fidelity Bankshares 44 9.1% 8.6% 4 Washington Mutual 35 7.2% 8.0% 5 Ohio Savings 7 1.4% 7.0% 6 SunTrust Banks 33 6.8% 4.8% 7 BankAtlantic Bancorp 23 4.8% 2.9% 8 BankUnited Financial 14 2.9% 2.6% 9 Lydian Trust Company 2 0.4% 2.5% 10 Citigroup 8 1.7% 1.9% Source: SNL Financial As of 6/30/06 Based on 6/05 FDIC data Pro forma for Golden West acquisition

Strong Market Position Combined Fidelity/Harbor Footprint (1) Combined Fidelity/Harbor Footprint (1) Combined Fidelity/Harbor Footprint (1) Combined Fidelity/Harbor Footprint (1) Combined Fidelity/Harbor Footprint (1) Rank Institution Branch Count (2) Branch Share (2) Deposit Share (3) 1 Wachovia (4) 199 19.0% 25.6% 2 Bank of America 147 14.0% 17.5% 3 SunTrust 100 9.5% 8.3% 4 Fidelity/Harbor 87 8.3% 8.2% 5 Washington Mutual 55 5.2% 5.9% 6 Ohio Savings 7 0.7% 3.7% 7 Riverside 56 5.3% 3.1% 8 Colonial BancGroup 41 3.9% 3.1% 9 Seacost Banking 35 3.3% 2.4% 10 BankAtlantic 30 2.9% 1.9% Source: SNL Financial Excludes Seminole and Broward counties, where Harbor/Fidelity presence is limited to five de novo branches that had $0 in deposits as of 6/30/05 As of 6/30/06 Based on 6/05 FDIC data Pro forma for Golden West acquisition

Increased Focus on Direct Banking Businesses Divestitures and Business Exits National Processing Bond Administration Auto leasing Indirect auto, marine and recreation Aircraft leasing Investments Retail banking (on-line banking, customer connections, branch transformation) 60 de novo branches (2004 - July 2006), including 27 in Chicago, 6 in Cincinnati and 5 in St. Louis Provident acquisition (Cincinnati - 2004) Allegiant and Pioneer acquisitions (St. Louis - 2004 and 2006) Harbor acquisition (Florida - 2006) Fidelity acquisition (Florida - 2006)

Expanding into High-Growth Markets ex Growth Markets with Growth Markets with Harbor with Fidelity Projected Household Growth 0.018 0.022 0.026 0.03 Total Households 11.1 15.9 17.3 18 Growth markets Chicago Cincinnati St. Louis Harbor/Fidelity footprint Growth market advantages 63% increase in footprint market size (number of households) 64% improvement in projected household growth rate of footprint National City Footprint 1 2005 county households 2 Projected county household growth 2005 - 2010 Source: SNL Financial (1) (2)

Summary Terms Structure 50% cash / 50% stock Shareholder election: $39.50 cash or 1.0977 shares of National City for each Fidelity share Total consideration equals $500 million in cash plus 13.9 million National City shares Tax free exchange Aggregate Value ~$1 billion Termination Fee $31 million Expected Closing First quarter 2007 Approvals Normal regulatory/Fidelity shareholder approvals Due Diligence Completed; included four days on site, one week off site ~30 National City participants Focus on franchise quality/market opportunities

Transaction Multiples Fidelity Transaction Comparable Transactions (1) Comparable Transactions (1) Fidelity Transaction Median Average Price/LTM EPS 29.9x 26.8x 30.4x Price/2006 Estimated EPS 28.6x 25.4x 24.7x Price/Tangible Book Value 367% 307% 355% Price/Book Value 341% 273% 306% Implied Core Deposit Premium 23% 30% 28% Comparable transactions: Florida Bank & Thrift deals greater than $450 million in assets since 1/1/2004 (9 deals); excludes National City's pending acquisition of Harbor Florida Bancshares, Inc.

Expected Timeline Announcement July 27, 2006 Shareholder approval 1Q-07 Regulatory approval 1Q-07 Closing 1Q-07

Internal Rate of Return IRR of ~13% Assumptions 25% expense savings phased in over two years 6-7% revenue synergies Terminal multiple of 15x Capital maintained at 6.50% $121 million in pre-tax one-time merger- related costs

Pro Forma Branch Network 92 branches with $5.6 billion in deposits Strong coverage along Atlantic coast, with presence from Daytona to North Ft. Lauderdale Overlap limited to St. Lucie and Martin Counties 0 10 20 30 40 50 Broward Palm Beach Martin Saint Lucie Indian River Brevard Lake Okeechobee Seminole Volusia Harbor Fidelity

Integration Strategy Fidelity and Harbor will follow parallel paths toward integration Existing management remains in place National City additions in integration management, credit, and retail banking Emphasis on seamless transition from the customer's perspective

Areas of Focus and Opportunity Launch aggressive brand building campaign Execute customer-focused integration strategy Leverage Fidelity's ongoing transition to a more bank-like model Build on loyal customer relationships with broader product set and aggressive sales force

Consumer & Small Business Banking Opportunity Focus on household acquisition, expansion and retention Enhanced product set Leverage Points from National City and bank at work programs

Wealth Management Opportunity Enhanced investment management and trust offerings In-house investment research and recommendations Proprietary products and open architecture, including alternative investment options Customized credit products Comprehensive financial planning solutions Full brokerage capabilities

Commercial Banking Opportunity Commercial real estate Middle market lending Treasury management and ancillary product offerings Trade finance

Summary of Transaction Rationale Well-run franchise with attractive branch network Pro forma 92 branch network Well situated and in good condition Favorable branch density Opportunity to leverage National City's capital base, technology and products Consistent with corporate strategy Focus on direct banking businesses Initiatives that increase National City's growth potential

Appendix

Summary Statistics (1) ($ in millions) National City Fidelity Harbor Florida Portfolio Loans $100,973 $3,289 $2,579 Assets $141,486 $4,235 $3,220 Deposits $83,224 $3,357 $2,203 Equity $12,610 $294 $344 Earnings (1) $932 $17 $25 NPAs/Assets 0.47% 0.25% 0.13% Reserves/Loans 0.98% 0.51% 0.82% Branches 1,245 52 40 ATMs 1,968 65 42 (1) All metrics as of 6/30/06 except earnings which are six months ended 6/30/06